EN POINTE TECHNOLOGIES, INC.
18701 S. Figueroa Street,
Gardena, CA 90248-4506
April 30, 2009
VIA EDGAR
Jan Woo
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Re:	En Pointe Technologies, Inc. Schedule 13E-3 Filed March 27, 2009 Amendment No. 1 to Schedule 13E-3 filed March 27, 2009 File No. 005-49679

Schedule 14A filed March 27, 2009 File No. 000-28052

Form 10-K for the Fiscal Year Ended September 30, 2008 Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2008 File No. 000-28052
Dear Ms. Woo:
     We have concurrently filed via EDGAR the detailed responses of En Pointe Technologies, Inc. to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings with the Commission. The Staff’s comments are contained in its letter to us dated April 24, 2009 (the “Comment Letter”).
     In connection with our responses to the Comment Letter, we also acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or would like to discuss our responses with us, please do not hesitate to call me at (310) 337-5200.
Sincerely,
/S/ ROBERT A. MERCER
Robert A. Mercer
Senior Vice President of Finance and Taxation